Exhibit 99.2

Proposal

Proposal

“RESOLVED, that the Investment Advisory and Administration Agreement between Eaton Vance Floating Rate Income Plus Fund (the “Fund”) and Eaton Vance Management (“EVM”), dated May 15, 2013, as amended or novated, and all other advisory and management agreements between the Fund and EVM shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, such termination to be effective no more than sixty days following the date hereof.”

Supporting Statement:

Saba has submitted this proposal based on its belief that the approval of this proposal would be in the best interest of the Fund’s stockholders. For this reason, we recommend voting “FOR” this proposal.